[redacted]

12012854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

| SEC FILE NUMBER |
|---|
| 8-68851 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 03/08/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Geneva Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
980 N. Michigan, Suite 1710
(No. and Street)

| Chicago | Illinois | 60611 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan (312) 431-0014

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

| 141 W. Jackson Blvd., Suite 2900 | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Robert Creamer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Geneva Securities, LLC**, as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
[illegible] H. BERMAN
Notary Public - State of Illinois
My Commission Expires Sep 22, 2014

Signature

Manager
Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Geneva Securities, LLC

REPORT PURSUANT TO RULE X-17a-5(d)

For the Period March 8, 2011 (date operations commenced)
through December 31, 2011

Schultz and Chez, LLP

CERTIFIED PUBLIC ACCOUNTANTS

**Geneva Securities, LLC**

**REPORT PURSUANT TO RULE X-17a-5(d)**

For the Period March 8, 2011 (date operations commenced)
through December 31, 2011

CONTENTS

| | PAGES |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 1 |
| STATEMENT OF FINANCIAL CONDITION | 2 |
| STATEMENT OF OPERATIONS | 3 |
| STATEMENT OF CHANGES IN MEMBER'S EQUITY | 4 |
| STATEMENT OF CASH FLOWS | 5 |
| NOTES TO FINANCIAL STATEMENTS | 6 - 9 |
| SUPPLEMENTARY INFORMATION | |
| COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1 | 10 |
| COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 | 11 |
| INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) | 12 - 13 |
| INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION | 14 |

# SCHULTZ & CHEZ, L.L.P.

*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635


## INDEPENDENT AUDITOR'S REPORT

To the Member of
GENEVA SECURITIES, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of GENEVA SECURITIES, LLC as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the period March 8, 2011 (date operations commenced) through December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GENEVA SECURITIES, LLC as of December 31, 2011, and the results of its operations and its cash flows for the period March 8, 2011 (date operations commenced) through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements and other additional procedures in accordance with auditing standards generally accepted the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 18, 2012

GENEVA SECURITIES, LLC
(an Illinois Limited Liability Company)

**STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2011

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 27,668 |
| Receivable from clearing broker | | 1,335,938 |
| Securities owned, at market | | |
| Equities | | 799,504 |
| Options | | 77,936 |
| Due from traders | | 55,307 |
| Equipment, net | | 6,572 |
| Other assets | | 50,000 |
| TOTAL ASSETS | $ | 2,352,925 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Securities sold, not yet purchased, at market | | |
| Equities | $ | 979,775 |
| Options | | 111,256 |
| Accounts payable and accrued expenses | | 47,836 |
| Total Liabilities | | 1,138,867 |
| Member's Equity | | 1,214,058 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 2,352,925 |

See accompanying notes

GENEVA SECURITIES, LLC
(an Illinois Limited Liability Company)

**STATEMENT OF OPERATIONS**

FOR THE PERIOD MARCH 8, 2011 (date operations commenced)
THROUGH DECEMBER 31, 2011

| | | |
|---|---|---|
| **REVENUES** | | |
| Firm trading | $ | 37,444 |
| Other | | 18,960 |
| Total Revenues | | 56,404 |
| **EXPENSES** | | |
| Floor brokerage, commissions and clearance | | 29,273 |
| Regulatory and exchange fees | | 41,110 |
| Interest | | 5,068 |
| Communications | | 4,838 |
| Market data | | 35,392 |
| Depreciation | | 1,643 |
| Professional fees | | 27,500 |
| Bad debt | | 56,000 |
| Other | | 1,522 |
| Total Expenses | | 202,346 |
| NET LOSS | $ ( | 145,942) |

See accompanying notes

GENEVA SECURITIES, LLC
(an Illinois Limited Liability Company)

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

FOR THE PERIOD MARCH 8, 2011 (date operations commenced)
THROUGH DECEMBER 31, 2011

| | |
|---|---|
| Initial member contribution | $ 60,000 |
| Additional member contribution | 1,300,000 |
| Member withdrawals | - |
| Net loss | ( 145,942) |
| Balance at December 31, 2011 | $ 1,214,058 |

See accompanying notes

GENEVA SECURITIES, LLC
(an Illinois Limited Liability Company)

**STATEMENT OF CASH FLOWS**

FOR THE PERIOD MARCH 8, 2011 (date operations commenced)
THROUGH DECEMBER 31, 2011

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net loss | $ ( 145,942) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Depreciation expense | 1,643 |
| (Increase) decrease in operating assets | |
| Receivable from clearing broker | ( 1,335,938) |
| Securities owned, net of securities sold short | 213,591 |
| Due from traders | ( 55,307) |
| Other assets | ( 50,000) |
| Increase (decrease) in operating liabilities | |
| Accounts payable and accrued expenses | 47,836 |
| NET CASH USED IN OPERATING ACTIVITIES | ( 1,324,117) |
| INVESTING ACTIVITIES | |
| Purchase of property, furniture and equipment | ( 8,215) |
| NET CASH USED IN INVESTING ACTIVITIES | ( 8,215) |
| FINANCING ACTIVITIES | |
| Member contributions | 1,360,000 |
| Member withdrawals | - |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 1,360,000 |
| NET INCREASE IN CASH | 27,668 |
| BEGINNING CASH | - |
| CASH AT DECEMBER 31, 2011 | $ 27,668 |

*Supplemental Cash flow Information:*

Cash payments for interest during the year totaled $5,068.

Cash payments for income taxes during the year totaled $0.

GENEVA SECURITIES, LLC
(an Illinois Limited Liability Company)

## NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD MARCH 8, 2011 (date operations commenced)
THROUGH DECEMBER 31, 2011

### *(1) NATURE OF BUSINESS AND ORGANIZATION*

GENEVA SECURITIES, LLC, (the "Company") an Illinois Limited Liability Company, conducts proprietary trading and is a registered broker/dealer with the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of Geneva Trading USA, LLC. The Company was organized in February, 2011, and commenced trading in March, 2011.

### *(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities owned and securities sold, not yet purchased, held in firm trading accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2011, accumulated depreciation was $1,643.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

### *(3) INCOME TAXES*

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the income tax return of the parent member.

### (3) *INCOME TAXES (continued)*

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2011.

### (4) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a trader, the Company engages in transactions involving certain derivative instruments, options, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair value of options is reflected on the statement of financial condition. The following table indicates the trading gains and losses, by market sector, on all derivative instruments for the year ended December 31, 2011.

| *Sector* | | |
|---|---|---|
| Equities and indices | $ | 284,920 |
| Total | $ | 284,920 |

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

## (5) *FAIR VALUE MEASUREMENTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

*Level 1* – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2011, all financial instruments of the Company are listed and actively traded and, accordingly, are classified as Level 1. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

## (6) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of approximately $995,000 which exceeded requirements by approximately $895,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

## (7) *RELATED PARTY TRANSACTIONS*

The Company's sole member pays for certain operating expenses. The total expenses paid on behalf of the Company during 2011 amounted to $9,290. The amount is expected to be repaid in the first quarter of 2012.

## (8) *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through January 18, 2012, which is the date the financial statements were available to be issued. No events have occurred from the date of the financial statements to January 18, 2012, which would require adjustments to or disclosure in the accompanying financial statements.

# SUPPLEMENTARY INFORMATION

GENEVA SECURITIES, LLC
(an Illinois Limited Liability Company)

**COMPUTATION OF NET CAPITAL,**
**PER UNIFORM NET CAPITAL RULE 15c3-1**

DECEMBER 31, 2011

| | | |
|---|---|---|
| NET CAPITAL | | |
| Member's equity | | $ 1,214,058 |
| LESS: | | |
| Non-allowable assets | | |
| Due from traders | $ 55,307 | |
| Equipment, net | 6,572 | |
| Other assets | 50,000 | ( 111,879) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES | | 1,102,179 |
| Haircuts on securities | | ( 106,420) |
| NET CAPITAL | | $ 995,759 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000) | | $ 100,000 |
| EXCESS NET CAPITAL | | $ 895,759 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Specified liabilities: | | |
| Accounts payable and accrued expenses | | $ 47,836 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 47,836 |
| Ratio of aggregate indebtedness to net capital | | <1:1 |

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

GENEVA SECURITIES, LLC
(an Illinois Limited Liability Company)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**

AND

**INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2011

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

# SCHULTZ & CHEZ, L.L.P.

*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635


## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
GENEVA SECURITIES, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Geneva Securities, LLC, (the "Company"), for the period March 8, 2011 (date operations commenced) through December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our review indicated that the Company, although not exempt from Rule15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than member of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2011, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
January 18, 2012

**SCHULTZ & CHEZ, L.L.P.**
*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
GENEVA SECURITIES, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period March 8, 2011 (date operations commenced) through December 31, 2011, which were agreed to by Geneva Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period March 8, 2011 (date operations commenced) through December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period March 8, 2011 (date operations commenced) through December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
January 18, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066851 CBOE DEC
GENEVA SECURITIES LLC 19*19
980 N MICHIGAN AVE STE 1710
CHICAGO IL 60611-4542

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

________________

2. A. General Assessment (item 2e from page 2) $ 113

B. Less payment made with SIPC-6 filed (exclude interest) ( )

________________
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 113

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 113

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 113

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________

________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GENEVA SECURITIES LLC
(Name of Corporation, Partnership or other organization)

X [signature]
(Authorized Signature)

Dated the_____ day of______________, 20____.

________________
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-, 20 11
and ending 12-31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 37542

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (7643)

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (7643)

d. SIPC Net Operating Revenues $ 45185

e. General Assessment @ .0025 $ 113

(to page 1, line 2.A.)